Exhibit 99.1

Canterbury Park Holding Corporation Reports

2023 Third Quarter Results

Shakopee, MN – November 9, 2023 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the three and nine months ended September 30, 2023.

	($ in thousands, except per share data and percentages)
	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
Net revenues	$19,269	$22,292	-13.6%	$48,910	$53,705	-8.9%

Net income	$1,136	$2,921	-61.1%	$9,199	$6,450	42.6%

Adjusted EBITDA (1) (2)	$2,850	$5,341	-46.6%	$7,352	$12,452	-41.0%

Basic EPS	$0.23	$0.60	-61.7%	$1.87	$1.33	40.6%
Diluted EPS	$0.23	$0.60	-61.7%	$1.86	$1.32	40.9%

(1)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

(2)

Adjusted EBITDA in the three and nine-month periods ended September 30, 2023, was impacted by professional fees related to long-term strategic growth initiatives totaling approximately $0.7 million and $1.0 million, respectively.

Management Commentary

“Canterbury Park’s third quarter results represent a continuation of solid Casino segment performance offset by higher operating costs and our previously disclosed reduced racing calendar compared to the year-ago period. Third quarter net revenue of $19.3 million and adjusted EBITDA of $2.9 million resulted in adjusted EBITDA as a percentage of revenue of 14.8%. Adjusted EBITDA as a percentage of revenue rebounded nicely from a recent low in the 2023 second quarter, and we expect our improved cost structure and operating efficiencies will stabilize this metric at an approximate mid- to high-teens percentage. Adjusted EBITDA and adjusted EBITDA as a percentage of revenue were also impacted by professional fees related to long-term strategic growth initiatives.

“Casino revenue rose 1.8% over the prior year as we saw relatively stable customer visitation and spend, particularly at the upper end of our database. Pari-mutuel revenue declined 28.0% year-over-year primarily due to a significant decline in out-of-state handle on Canterbury Park races as a result of decreased field sizes as well as weather impacts and cancelations that reduced the number of races during the period by 12% compared to the same period last year. In addition, food & beverage revenues were negatively impacted by the live racing cancelations as well as having fewer events this year compared to last year’s third quarter, particularly with Twin Cities Summer Jam not taking place in the third quarter of 2023 as it did during the third quarter of 2022.

“Development activity at Canterbury Commons™ continued to expand with a broad array of partners bringing exciting amenities to our vibrant lifestyle community and exploring new opportunities. Swervo Development Corporation (“Swervo”) has begun full-scale development of its state-of-the-art amphitheater with significant activity underway on the 37-acre site. Further, the initial success of the Badger Hill Brewery and Bravis Modern Street Food restaurant are drivers of traffic to Canterbury Commons and helping us make good on our promise of ‘Live, Work, Stay, and Play’ across the broader Canterbury Commons development.

“Our Casino business continues to deliver steady financial results and the operating practices and infrastructure we’ve put in place have allowed us to adapt to the changing environment in our operations. At the same time, we continue to leverage our strong balance sheet and stable cash flow generation as we return capital to shareholders through our quarterly cash dividend. Going forward, we are actively evaluating opportunities to further optimize our return of capital while simultaneously exploring additional ways to create new value for our shareholders. As we continue to execute on our five-year strategic plan focused on growing Casino revenue, we are also actively pursuing new opportunities that would diversify and grow our business, including through potential strategic transactions and initiatives. We are committed to continue to build a bright future for Canterbury Park.”

Canterbury Commons Development Update

Swervo broke ground and construction is underway on its state-of-the-art amphitheater which is expected to open in 2025. Canterbury has also received approval for the first phase of its barn relocation and redevelopment plan which is expected to take approximately one year to complete.

Residential and commercial construction updates related to joint ventures include:

●	Greystone completed an 11,000 square-foot brewery, taproom (Badger Hill) and Mexican restaurant (Bravis Modern Street Food) in July 2023.
●	Doran Properties Group continues its development of Phase II of the upscale Triple Crown Residences at Canterbury Park, with initial occupancy anticipated in January 2024.
●

The Omry at Canterbury, featuring 147 units of senior market rate apartments, received a certificate of occupancy for approximately half of the units and initiated move-ins in September. The remaining units are anticipated to be complete by year end.

●

A new 10,000 square-foot commercial building within the Winner’s Circle development received planning and city council approval in October. The project is anticipated to have three tenants and Greystone Construction, the development sponsor, has targeted the inclusion of two restaurant groups and a fitness group within the building. Pending financing and firm commitments from one or two tenants, the project is expected to break ground in late 2023 and open in late 2024.

Residential and commercial construction updates related to prior land sales include:

●	Pulte Homes of Minnesota has begun development of the 45-unit second phase of its new row home and townhome residences.
●

Lifestyle Communities expects to break ground in spring or summer of 2024 for Artessa at Canterbury Park, a cooperative community featuring a 44-unit building and over 5,000 square feet of amenity spaces.

●	Greystone is expected to complete the Next Steps Learning Center late 2023.

Developer and partner selection for the remaining 40 acres of Canterbury Commons continues, with additional uses potentially including offices, retail, a hotel, and restaurants.

Summary of 2023 Third Quarter Operating Results

Net revenues for the three months ended September 30, 2023, decreased $3.0 million, or 13.6%, to $19.3 million, compared to $22.3 million for the same period in 2022. Casino revenue was up 1.8%, or $185,000. This slight increase was more than offset by decreases in pari-mutuel, food & beverage, and other revenue of 28.0%, 15.4%, and 35.5%, respectively. The decrease in pari-mutuel revenue was driven by a continued decrease in out-of-state handle due to smaller field sizes and less races. Food & beverage revenues declined primarily due to Twin Cities Summer Jam not taking place in the third quarter of 2023 as it did during the third quarter of 2022. Other revenues decreased primarily due to revenues earned during the three months ended September 30, 2022, as part of the cooperative marketing agreement that expired by its terms on December 31, 2022.

Operating expenses for the three months ended September 30, 2023, were $17.5 million, a decrease of $422,000, or 2.4%, compared to operating expenses of $17.9 million for the same period in 2022. The year-over-year decrease reflects lower purse expenses related to decreased pari-mutuel revenue. Food & beverage cost of goods sold decreased with the similar decrease in food and beverage revenues. Marketing expenses decreased due to the expiration of the cooperative marketing agreement. These decreases in operating expense were somewhat offset by higher payroll expense, due primarily to annual wage increases, and increased professional expense related to the long-term strategic growth initiatives noted above.

The Company recorded a loss from equity investment of $674,000 for the three months ended September 30, 2023. For the three months ended September 30, 2022, the Company recorded a loss from equity investment of $500,000. The losses from equity investments in both periods were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded interest income, net, of $537,000 for the three months ended September 30, 2023, an increase of $314,000, or 141%, compared to interest income, net, of $223,000 for the same period in 2022. With the continued strength of Canterbury’s balance sheet, the Company has increased interest income due to transferring available cash into certificates of deposit and money market funds as well as recording additional interest accrued on the TIF receivable and member loans.

The Company recorded income tax expense of $533,000 for the three months ended September 30, 2023, compared to income tax expense of $1.2 million for the three months ended September 30, 2022. The Company recorded net income of $1.1 million, or diluted earnings per share of $0.23, for the three months ended September 30, 2023, compared to net income and diluted earnings per share for the three months ended September 30, 2022, of $2.9 million and $0.60, respectively.

Adjusted EBITDA, a non-GAAP measure, for the three months ended September 30, 2023, was $2.9 million compared to adjusted EBITDA of $5.3 million for the same period in 2022.

Summary of 2023 Year-to-Date Operating Results

Net revenues for the nine months ended September 30, 2023, decreased $4.8 million, or 8.9%, to $48.9 million, compared to $53.7 million for the same period in 2022. The year-over-year decrease reflects decreases in Casino, pari-mutuel, food & beverage, and other revenues of $72,000, $2.6 million, $342,000, and $1.8 million, respectively. Reasons for the year-to-date decreases are similar to the reasons described above in the third quarter results.

Operating expenses for the nine months ended September 30, 2023, remained relatively flat at $44.5 million, a slight increase of $307,000, or 0.7%, compared to operating expenses of $44.2 million for the same period in 2022. The year-over-year increase reflects higher payroll expense and professional services expenses in the nine months ended September 30, 2023, which more than offset lower purse and marketing expenses as compared to the nine months ended September 30, 2022.

The gain on sale of land for the nine months ended September 30, 2023, was $6.5 million and was related to the sale of 37 acres to Swervo for the future development of an amphitheater. The Company recorded a gain on sale of land of $12,000 in the nine-month period ended September 30, 2022.

The Company recorded a gain from equity investment of $562,000 for the nine months ended September 30, 2023, compared to a loss from equity investment of $1.3 million for the nine months ended September 30, 2022. The net gain for the nine months ended September 30, 2023 is related to insurance proceeds received related to a claim by the joint venture against a third party while the losses from investments in the prior period were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded interest income, net, of $1.4 million for the nine months ended September 30, 2023, an increase of $813,000, or 131%, compared to interest income, net, of $621,000 for the same period in 2022. With the continued strength of Canterbury’s balance sheet, the Company has increased interest income due to transferring available cash into certificates of deposit and money market funds as well as recording additional interest accrued on the TIF receivable and member loans. The Company also recognized interest related to employee retention credit funds that were received during the nine months ended September 30, 2023.

The Company recorded income tax expense of $3.7 million for the nine months ended September 30, 2023, compared to income tax expense of $2.4 million for the nine months ended September 30, 2022.

The Company recorded net income of $9.2 million, or diluted earnings per share of $1.86, for the nine months ended September 30, 2023, compared to net income and diluted earnings per share for the nine months ended September 30, 2022, of $6.5 million and $1.32, respectively.

Adjusted EBITDA was $7.4 million for the nine months ended September 30, 2023 compared to $12.5 million for the same period in 2022.

Additional Financial Information

Further financial information for the third quarter ended September 30, 2023, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about November 13, 2023.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense, depreciation and amortization, as well as excluding gain on sale of land and disposal of assets, depreciation and amortization related to equity investments, interest expense related to equity investments, and gain on insurance proceeds relating to equity investments. Neither EBITDA nor Adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measures. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: sensitivity to reductions in discretionary spending as a result of downturns in the economy; the termination of the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community and the purse enhancement payments and marketing payments made under such agreement; the occurrence of epidemics, pandemics, outbreaks of disease, and other adverse public health developments; the inability to attract a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity breaches; the failure to receive reimbursement for certain public infrastructure improvements we have committed to undertake; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contacts:

Randy Dehmer Senior Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S
SUMMARY OF OPERATING RESULTS
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Operating Revenues:
Casino	$10,224,216	$10,039,527	$30,322,149	$30,394,387
Pari-mutuel	3,405,010	4,730,827	7,009,710	9,599,070
Food and Beverage	3,310,759	3,913,320	6,808,242	7,150,715
Other	2,328,564	3,608,729	4,769,694	6,560,477
Total Net Revenues	$19,268,549	$22,292,403	$48,909,795	$53,704,649
Operating Expenses	(17,461,813)	(17,884,034)	(44,486,784)	(44,179,373)
Gain on Sale of Land	-	-	6,489,976	12,151
Income from Operations	1,806,736	4,408,369	10,912,987	9,537,427
Other (Loss)/Gain, net	(137,437)	(277,472)	1,995,344	(653,247)
Income Tax Expense	(533,000)	(1,209,777)	(3,709,000)	(2,434,078)
Net Income	1,136,299	2,921,120	9,199,331	6,450,102
Basic Net Income Per Common Share	$0.23	$0.60	$1.87	$1.33
Diluted Net Income Per Common Share	$0.23	$0.60	$1.86	$1.32

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
NET INCOME	$1,136,299	$2,921,120	$9,199,331	$6,450,102
Interest income, net	(536,904)	(222,671)	(1,433,353)	(620,811)
Income tax expense	533,000	1,209,777	3,709,000	2,434,078
Depreciation	831,379	747,267	2,308,272	2,234,790
EBITDA	1,963,774	4,655,493	13,783,250	10,498,159
Gain on insurance proceeds related to equity investments	-	-	(2,528,901)	-
Gain on disposal of assets	(19,265)	-	(19,265)	-
Gain on sale of land	-	-	(6,489,976)	(12,151)
Depreciation and amortization related to equity investments	438,011	445,181	1,313,986	1,340,856
Interest expense related to equity investments	467,571	240,418	1,292,627	625,401
ADJUSTED EBITDA	$2,850,091	$5,341,092	$7,351,721	$12,452,265